                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

           Under the Securities Exchange Act of 1934 (Amendment No. 5)


                             WILLIAMS CONTROLS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   969465 10 3
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13g


  CUSIP NO. 009704107                               Page   2     of    6   Pages


   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Enercorp, Inc.

   2  CHECK THE APPROPROATE BOX IF A MEMBER OF A GROUP*                   (a)

                        N/A                                               (b)


   3  SEC USE ONLY


   4  SOURCE OF FUNDS *
                        N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (E)


   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                     Colorado Corporation
                  7  SOLE VOTING POWER
                                                2,010,000 Common
  NUMBER OF
  SHARES          8  SHARED VOTING POWER
  BENEFICIALLY                                        -0-
  OWNED BY
  EACH            9  SOLE DISPOSITIVE POWER
  REPORTING                                     2,010,000 Common
  PERSON
                  10 SHARED DISPOSITIVE POWER

                                               -0-


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                2,010,000 Common

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                    11.60%Common

   14 TYPE OF REPORTING PERSON*

                                                       CO

  *SEE INSTRUCTIONS BEFORE FILLING OUT!
  SEC 1746 (9-88) 2 of 6
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                                  SCHEDULE 13G


  CUSIP NO. 009704107                               Page   3    of    6   Pages


   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robert R. Hebard
                     ###-##-####
   2  CHECK THE APPROPROATE BOX IF A MEMBER OF A GROUP*                 (a)

                        N/A                                             (b)


   3  SEC USE ONLY


   4  SOURCE OF FUNDS *
                        N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (E)


   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
                  7  SOLE VOTING POWER
                                                   14,000 Common
  NUMBER OF
  SHARES          8  SHARED VOTING POWER
  BENEFICIALLY                                  2,010,000 Common
  OWNED BY
  EACH            9  SOLE DISPOSITIVE POWER
  REPORTING                                        14,000 Common
  PERSON
                  10 SHARED DISPOSITIVE POWER
                                                2,010,000 Common



   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                2,024,000 Common

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                                    11.70%
   14 TYPE OF REPORTING PERSON*

                                                       IN

  *SEE INSTRUCTIONS BEFORE FILLING OUT!
  SEC 1746 (9-88) 3 of 6

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CUSIP No. 969465 10 3                                                Page 4 of 6

ITEM 1(a)         Name of Issuer:  Williams Controls, Inc.

ITEM 1(b)         Address of Issuer's Principal Executive Officers:

                  14100 SW 72nd Avenue
                  Portland, OR  97224

ITEM 2(a)         Name of Persons Filing:

                  This Schedule 13G is being filed jointly by Enercorp, Inc. ("Enercorp") and its president, Robert R. Hebard.

ITEM 2(b) Address Principal Business Office or, if none, Residence:

                  7001 Orchard Lake Road, Suite 426
                  W. Bloomfield, MI 48322

ITEM 2(c)         Citizenship:  Enercorp is a Colorado corporation and Mr.Hebard is a citizen of the United States.

ITEM 2(d)         Title of Class of Securities
                  Common Stock $.01 Par Value

ITEM 2(e)         CUSIP Number:  969465 10 3
                  -------------

ITEM 3            N/A

ITEM 4            Ownership:

                  a.  Amount Beneficially Owned: 2,024,000

                   (1)     Enercorp, Inc.  2,010,000

                           Includes: (i) 1,610,000 shares of Common Stock owned of record by Enercorp; (ii) 387,500 shares issuable upon exercise of currently exercisable stock options granted by the Issuer; and (iii) 12,500 options granted by the Issuer to purchase 12,500 shares of common stock. One half of these options will vest on 8/96 and 8/97.

                   (2)     Robert R. Hebard

                           14,000 shares of Common Stock owned by Robert R. Hebard.

                           Mr. Hebard disclaims beneficial ownership in excess of his pecuniary interest regarding the shares owned by Enercorp.

                           Does not include 206,000 shares held by trusts for the benefit of Mr. Hebard's minor children. Mr. Hebard 's mother-in-law is trustee. Mr.


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CUSIP No. 969465 10 3                                                Page 5 of 6

                           Hebard is not a beneficiary of the trusts and disclaims any beneficial ownership in these shares

                  b.       Percent of Class:  11.7%

                           11.6%  by Enercorp, Inc.
                             .1%  by Robert R. Hebard

                  c.  Number of shares as to which such person has:

                    (i)             sole power to vote or to direct the vote:

                                    2,010,000        shares - Enercorp, Inc.
                                       14,000        shares - Robert R. Hebard

                   (ii)             shared power to vote or to direct the vote:

                                            0        shares - Enercorp, Inc.
                                    2,010,000        shares - Robert R. Hebard

                  (iii) sole power to dispose or to direct the disposition:

                                    2,010,000        shares - Enercorp, Inc.
                                       14,000        shares - Robert R. Hebard

                   (iv) shared power to dispose or to direct the disposition:

                                            0        shares - Enercorp, Inc.
                                    2,010,000        shares - Robert R. Hebard

ITEM 5            Ownership of Five Percent or Less of a Class:  N/A
                  ---------------------------------------------

ITEM 6            Ownership  of More than  Five  percent  on  Behalf of  Another
                  Person:
                  --------------------------------------------------------------
                  N/A

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security
                  --------------------------------------------------------------

                  Being Reported on by the Parent Holding Company:  N/A
                  ------------------------------------------------

ITEM 8            Identification and Classification of Members of the Group: N/A
                  ----------------------------------------------------------

ITEM 9            Notice of Dissolution of Group:  N/A
                  -------------------------------

ITEM 10           Certification:  N/A

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CUSIP No. 969465 10 3                                                Page 6 of 6
                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Enercorp, Inc.


         Dated: February 2, 1996                      s\Robert R. Hebard
                                                     -------------------
                                                     Robert R. Hebard, President



         Dated: February 2, 1996                      s\Robert R. Hebard
                                                     -------------------
                                                     Robert R. Hebard






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